Exhibit 99.1

Caesarstone Announces Investor Meeting

MP MENASHE, ISRAEL – September 10, 2012 – Caesarstone Sdot-Yam Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, will be holding a meeting and site visit with investors and analysts on September 12 and 13, 2012, at the Company’s facilities in Israel.

The Company's management, headed by Yosef Shiran, the Company’s Chief Executive Officer, and Yair Averbuch, the Company’s Chief Financial Officer, will host the meeting. The presentations that will be given during the meetings will be posted on the Company's web site before 9:30 am EDT on September 12th and will be available for 30 days thereafter. The presentations can be accessed beginning on September 12th, at the “events” portion of the investor relations website at ir.caesarstone.com.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other types of interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products , along with Caesarstone's  inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products – Classico, Supremo, Motivo and Concetto – are available in over 40 countries around the world. For more information about the Company, please visit our website www.caesarstone.com.

Contact

Investor Relations Contact
James Palczynski
ICR, Inc.
+1 (203) 682-8229
jp@icrinc.com